

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 22, 2018

<u>Via E-Mail</u>
Ms. Jennifer Holmes
Chief Accounting Officer
Urban Edge Properties
Urban Edge Properties LP
888 Seventh Avenue
New York, NY   10019

> **Re: Urban Edge Properties**
> **Urban Edge Properties LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 14, 2018**
> **File No. 001-36523 and 333-212951-01**

Dear Ms. Holmes:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ Jennifer Monick

                       Jennifer Monick
                       Assistant Chief Accountant
                       Office of Real Estate and
                       Commodities